[Credit Suisse First Boston Corporation Letterhead]

PRIVILEGED AND CONFIDENTIAL

March 12, 2002

Board of Directors
TRW Inc.
1900 Richmond Road
Cleveland, OH 44124

Members of the Board:

You have asked us to advise you with respect to the adequacy to the holders of common stock, par value $0.625 per share ("Company Common Stock"), of TRW Inc. (the "Company"), from a financial point of view, of the Northrop Offer (as defined below). Upon the terms and subject to the conditions set forth in the Preliminary Prospectus/Offer to Exchange, dated March 4, 2002 and the related letter of transmittal (together, the "Offer to Exchange"), which form a part of the Registration Statement on Form S-4 of Northrop Grumman Corporation ("Northrop"), Northrop has commenced an offer (the "Northrop Offer") to exchange, for each outstanding share of Company Common Stock, that number of shares of Northrop common stock, par value $1.00 per share ("Northrop Common Stock"), equal to the quotient of $47.00 divided by the average of the closing sale prices for a share of Northrop Common Stock on the New York Stock Exchange over the five consecutive trading days ending immediately prior to the second trading day before the expiration of the Northrop Offer (the "Exchange Ratio"); provided, however, that in no event will the Exchange Ratio be greater than 0.4563 nor less than 0.4159. The Offer to Exchange further provides that Northrop intends, as soon as possible after completion of the Northrop Offer, to seek to effect a merger of the Company with Northrop or a wholly-owned subsidiary of Northrop (the "Merger" and, together with the Northrop Offer, the "Transaction"), pursuant to which each outstanding share of Company Common Stock would be converted into the right to receive that number of shares of Northrop Common Stock equal to the Exchange Ratio.

In arriving at our opinion, we have reviewed the Offer to Exchange and certain related documents as well as certain publicly available business and financial information relating to the Company and Northrop. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company, and have met with the management of the Company to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company and Northrop and we have compared such data with similar data for other publicly held companies in businesses similar to those of the Company and Northrop. In addition, we have considered, to the extent publicly available, the financial terms of certain business combinations and other transactions, which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information, and we have relied on its being complete and accurate in all material respects. With your consent, as to Northrop, we have relied solely on publicly available information. With respect to the financial forecasts for the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Northrop, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not in any manner address, and we are not expressing any opinion as to, the actual value of shares of Company Common Stock or Northrop Common Stock or the prices at which such securities will trade at any time.

We are acting as financial advisor to the Company in connection with the Northrop Offer and will receive compensation for our services. We have in the past provided, and may in the future provide, investment banking and financial services to Northrop unrelated to the Northrop Offer for which we have received, and expect to receive, compensation. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of both the Company and Northrop for our and our affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Northrop Offer and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender any securities pursuant to the Northrop Offer or as to how such stockholder should vote or act on any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Northrop Offer is inadequate to the holders of Company Common Stock from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION